Exhibit 99.1

COSCIENS Biopharma Inc. Reports Q1 2026 Results

TORONTO, ONTARIO, May 12, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”) today reported its financial and operating results for the first quarter ended March 31, 2026. All amounts in this press release are in U.S. dollars.

Q1 2026 Financial Highlights

●	$5.0 million in cash and cash equivalents at March 31, 2026.

●	Consolidated net income of $10.8 million or $3.42 net income per common share, as compared with a consolidated net loss of $3.7 million, or $1.16 loss per common share for Q1 2025. The $14.4 million increase in net income is primarily attributable to the $10.9 million of Income from discontinued operations recognized upon the deconsolidation of the Company’s German subsidiaries from the consolidated financial results (as further discussed below).

●	Consolidated net loss from continuing operations of $0.2 million or $0.06 net loss per common share as compared to consolidated net loss from continuing operations of $2.7 million or $0.85 net loss per common share for Q1 2025. The $2.5 million decrease reflects a decrease in total operating expenses of $1.5 million, an increase in other income of $0.6 million, and increase in gross margin of $0.4 million.

●	Total revenue of $1.9 million as compared to $1.4 million for Q1 2025, reflecting higher sales volumes during the period.

●	Total operating expenses of $1.5 million as compared with $3.0 million for Q1 2025, reflecting a $1.2 million decrease in selling, general, and administrative expenses, and a $0.3 million decrease in research and development costs.

Operational and Corporate Highlights

German Subsidiary Insolvency and Deconsolidation

As previously announced, during Q1 the Company made the decision to cease funding its German subsidiaries, Aeterna Zentaris GmbH and Zentaris IVF GmbH. On March 23, 2026, the subsidiaries filed for insolvency in Germany, and on March 27, 2026, following the appointment of a preliminary insolvency administrator, the Company ceased to exercise control over the entities. Accordingly, the Company derecognized the assets and liabilities of these entities from its consolidated balance sheet which resulted in total income from discontinued operations of $10.9 million for the three months ending March 31, 2026. The results of operations and cash flows from the German subsidiaries were consolidated into the Company’s financial statements up to March 27, 2026, and thereafter classified as discontinued operations.

Plan to Suspend SEC Reporting Obligations

As previously announced, on April 20, 2026, the Company filed a Schedule 13E-3 with the U.S. Securities and Exchange Commission in connection with a proposed share reorganization (involving a share consolidation and subsequent share split) that could, if approved by regulators and Company shareholders, enable the Company to suspend its public reporting obligations under the Exchange Act. The Company has now set June 17, 2026 as the date for its annual general and special meeting, at which, among other things, Company shareholders will be asked to consider, and if appropriate, approve the transaction. The Company expects to mail shareholders a management proxy circular later this month and a copy of the circular, along with related documentation, will be available on the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

AvenActive Program Update

The Phase 2a study evaluating avenanthramides, for potential applications in managing conditions related to inflammation (“AvenActive”), concluded in Q3 2025, and the complete study results were received in late March 2026. While exploratory analyses showed some biomarker changes at higher doses, results were not statistically significant and are considered hypothesis generating only. Based on the data and development costs, the Company has decided not to advance the AvenActive program at this time.

“We have taken deliberate steps to improve our cost structure and sharpen our focus. The decision to cease funding the German subsidiaries and the plan to suspend SEC reporting obligations bring material cost savings benefits, thus putting the Company in a stronger position. We look forward to turning our attention to growth opportunities going forward.” said Peter Puccetti Interim CEO and Chairman of the Board.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter of 2026, as well as the Company’s consolidated financial statements as of March 31, 2026, will be available on the Company’s website (www.cosciensbio.com) in the Investors section or at the Company’s SEDAR+ and EDGAR profiles at http://www.sedarplus.ca and www.sec.gov, respectively.

About COSCIENS Biopharma Inc.

COSCIENS Biopharma Inc. is a holding company, operating through its subsidiaries (collectively, the “Company”). COSCIENS’s principal operating subsidiary, Ceapro Inc. (“Ceapro”) is focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. Ceapro’s primary active ingredient business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this document include, but is not limited to, statements relating to: the Company’s plans to seek to suspend its reporting obligations under applicable U.S. securities laws; the timing of the Company’s upcoming shareholder meeting, and the plans, objectives, future outlook and financial position of the Company in general. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company to execute on its strategic plans and find new customers and partners in connection therewith; the development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers, on our costs and revenues, as well as on the macroeconomic framework in which we operate; the Company’s plans for its PGX Technology; the adequacy of our financial resources to finance operations and expenditure requirements; and the plans, objectives, future outlook and financial position of the Company in general.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risk factors are included under “Risk Factors” in our Annual Report on Form 20-F and in other documents furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com